NEWS RELEASE

May 20, 2008	Release 03-2008

THE CARMACKS COPPER PROJECT ADVANCES IN THE PERMITTING PROCESS

VANCOUVER, BRITISH COLUMBIA – Western Copper Corporation (TSX:WRN) is pleased to announce that the Carmacks Copper Project in the Yukon Territory, has moved to the next stage of the assessment process under the Yukon Environmental and Socio-economic Assessment Act (YESAA).

On May 12, 2008, the Executive Committee of the Yukon Environmental and Socio-economic Assessment Board (YESAB) determined that the supplementary information submitted by Western Copper was sufficient and that the screening of the Carmacks Copper Project may continue. Therefore, the project has moved forward to the next phase of the permitting process: “Considering Comments Complete / Developing Recommendation”.

Pursuant to the change in the project stage, YESAB now has up to 60 days (with up to further 30 days if deemed necessary) to finalize their recommendations and produce the Final Screening Report.

YESAB issued the draft screening report on the Carmacks Copper Project for public comment on December 17, 2007. Following receipt and review of public comments, YESAB required further clarification from Western Copper in order to complete the final Screening Report and Recommendation and issued a Supplementary Information Request on February 27, 2008.

Western Copper looks forward to continuing discussions with the Yukon Government regarding the issue of a Quartz Mining License in anticipation of the release of a positive Final Screening Report.

Mr. Dale Corman, CEO and Co-Chairman of Western Copper, comments: “We are very pleased with the progress and we remain committed to further consultations with the First Nation as well as the other stakeholders with a view to moving the Carmacks Copper Project forward”

The Carmacks property, located 192 km north of Whitehorse in the Yukon Territory, has a NI 43-101 compliant Measured and Indicated resource estimate of 16 M tonnes containing 351.7 M lb of copper, 206.6 K oz of gold and 2.1 M oz of Silver. It is currently being developed as an open pit operation using solvent extraction/electrowinning technology (SX/EW).

On behalf of the board,

“Dale Corman”
F. Dale Corman
C.E.O. and Co-Chairman

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Western Copper Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

Cautionary Note to U.S. Investors:
The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in Western’s Form 20-F, File No. 000-52231, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

CONTACTS

Chiara Orrigoni, Investor Relations & Corporate Communications
Dale Corman, Chairman & CEO
Phone: 604.684.9497
Email: info@westerncoppercorp.com

2050 – 1111 West Georgia Street, Vancouver, B.C., Canada V6E 4M3 | T. 604.684.9497 F. 604.669.2926 | WWW.WESTERNCOPPERCORP.COM